SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
COLE CREDIT PROPERTY TRUST, INC.
(Name of Subject Company)
COLE CREDIT PROPERTY TRUST, INC.
(Name of Person(s) Filing Statement)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
193269 107
(CUSIP Number of Class of Securities)
D. Kirk McAllaster, Jr.
Executive Vice President and Chief Financial Officer
Cole Credit Property Trust, Inc.
2555 East Camelback Road, Suite 400
Phoenix, Arizona 85016
(602) 778-8700
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to a tender offer (the “Offer”) by CMG Partners, LLC and CMG Acquisition Co., LLC (collectively, the “Offerors”), to purchase up to 550,000 shares (“Shares”) of the outstanding common stock, par value $0.01 per share (the “Common Stock”) of Cole Credit Property Trust, Inc., a Maryland corporation (the “Company”), at a price of $3.50 per Share (the “Offer Price”) in cash. The offer to purchase Shares is being made pursuant to an Offer to Purchase of the Offerors, dated as of November 17, 2009 (the “Offer”), and a related Agreement of Assignment and Transfer, copies of which were filed with the Securities and Exchange Commission (the “SEC”) by the Offerors on November 18, 2009. As discussed below, the Board of Directors unanimously recommends that the Company’s stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.
ITEM 1. SUBJECT COMPANY INFORMATION.
The Company’s name and the address and telephone number of its principal executive offices are as follows:
Cole Credit Property Trust, Inc.
2555 East Camelback Road
Phoenix, Arizona 85016
(602) 778-8700
The title of the class of equity securities to which this Schedule 14D-9 relates is the Common Stock. As of September 30, 2009, 10,090,951 Shares were outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
This Schedule 14D-9 is being filed by the Company. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.
This Schedule 14D-9 relates to a tender offer by the Offerors to purchase, subject to certain terms and conditions, up to 550,000 outstanding Shares in cash, at a price of $3.50 per share. The Offer is on the terms and conditions described in the Tender Offer Statement on Schedule TO filed with the SEC by the Offerors on November 18, 2009 (together with the exhibits thereto, the “Schedule TO”). Unless the Offer is extended, it will expire on December 31, 2009.
According to the Schedule TO, the Offerors’ business address is 1000 2nd Avenue, Suite 3950, Seattle, Washington 98104-1075 and their telephone number is (206) 340-2280.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offerors and its executive officers, directors or affiliates.
To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Transactions with Related Persons, Promoters and Certain Control Persons” in the Definitive Proxy Statement on Schedule 14A dated April 7, 2009 and incorporated herein by reference. The Definitive Proxy Statement on Schedule 14A was previously delivered to all stockholders and is available for free on the SEC’s Web site at www.sec.gov.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.
(a) Solicitation or Recommendation
The Company’s Board of Directors, together with outside advisors, has carefully evaluated the terms of the Offer and unanimously determined that the Offer is not in the best interests of the Company’s stockholders and recommends that you reject the Offer and not tender your shares to the Offerors pursuant to the Offer. The Board of Directors acknowledges that each stockholder must evaluate whether to tender his, her or its Shares to the Offerors pursuant to the Offer and that an individual stockholder may determine to tender based on, among other things, its individual liquidity needs.
(b) Background
The Offerors commenced the Offer on November 17, 2009 at a price of $3.50 per share. The Offerors have set the Offer Price at $3.50 per Share. According to the Offerors’ Schedule TO, in determining the Offer Price, the Offerors analyzed a number of quantitative and qualitative factors, including: (i) the lack of a formalized market for resale of the Shares and the resulting lack of liquidity of an investment in the Company; (ii) the estimated value of the Company’s real estate assets; and (iii) the costs to the Offerors associated with acquiring the Shares. The Offerors’ Schedule TO also stated that the Offerors have not made an independent appraisal of the Shares or the Company’s properties and are not qualified to appraise real estate.
According to the Offerors’ Schedule TO, the underlying asset value of the Company is only one factor used by the Offerors in arriving at the Offer Price. The Offerors have estimated, solely for the purposes of determining an acceptable Offer price, that the Company could have an “Estimated Net Sales Value” of approximately $5.78 per Share. The Offerors’ Schedule TO stated that the Offerors arrived at the $5.78 estimate of value using methods similar to those used by independent appraisers. The Offer Price represents the price at which the Offerors are willing to purchase Shares. The Offerors’ Schedule TO states that the Offerors arrived at the $3.50 Offer Price by applying an approximate 43% liquidity discount to the Estimated Net Asset Value, $5.78, of the Company’s assets.
The Board of Directors believes that the Offer is an opportunistic attempt to deprive the Company’s stockholders who tender shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company.
(c) Reasons for the Recommendation
In reaching the determination and in making the recommendation described above, the Board of Directors (1) reviewed the terms and conditions of the Offer; (2) consulted with the Company’s officers, Cole REIT Advisors, LLC, the Company’s external advisor, and other outside advisors; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various relevant and material factors in light of the Board of Director’s knowledge of the Company’s business, financial condition, portfolio of properties and future prospects. Some of the reasons why the Board of Directors believes that the Offer is not in the best interests of the Company’s stockholders are as follows:
•	The Board of Directors believes that the Offer is less than the potential long-term value of the Company’s shares on a going-forward basis;

•	Given the timing of the Offer and the Offer Price, the Company believes that the Offer represents an opportunistic attempt to purchase at a low price and make a profit and, as a result, deprive the stockholders who tender Shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company;

•	Although the Board of Directors does not intend to complete a valuation of the Company’s assets and assign a net asset value to the Shares prior to the first quarter of 2010, the Board of Directors believes that the Company’s net asset value per share is in excess of the Offer Price; and

•	The Company remains committed to providing liquidity to its stockholders at the time and in the manner that are in the best interests of the Company and its stockholders.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.
In light of the reasons considered above, the Board of Directors has unanimously determined that the Offer is not in the best interests of the Company’s stockholders. Accordingly, the Board of Directors unanimously recommends that the stockholders reject the Offer and not tender their Shares to the Offerors for purchase pursuant to the Offer. The Board of Directors acknowledges that each stockholder must evaluate whether to tender its shares to the Offerors pursuant to the Offer and that an individual stockholder may determine to tender based on, among other things, its individual liquidity needs. Stockholders should also consider the risks and uncertainties set forth below in Item 8.
(d) Intent to Tender.
As of December 1, 2009, the Company’s directors and executive officers as a group beneficially owned an aggregate of 1,000 shares, representing less than 1% of the total number of outstanding shares of common stock. The 1,000 shares are held by Cole REIT Advisors, LLC, which is indirectly controlled by Christopher H. Cole, the Company’s Chairman and Chief Executive Officer. The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other stockholders, subject to any restrictions on transfer imposed under Rule 144 of the Securities Act of 1933, as amended; however, all of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their shares in the Offer (including shares they are deemed to beneficially own). To the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender shares held of record or beneficially by such person for purchase pursuant to the Offer.
ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
Not applicable.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
During the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
The Company has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.
ITEM 8. ADDITIONAL INFORMATION.
The information set forth in the Letter to the Stockholders, dated as of December 1, 2009, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods. Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive and market conditions, all of which are difficult or impossible to predict accurately. To the extent that the Company’s assumptions differ from actual results, the Company’s ability to meet such forward-looking statements, including the Company’s ability to generate positive cash flow from operations, provide distributions to stockholders and maintain the value of the Company’s real estate properties, may be significantly hindered. Some of the risks and uncertainties, although not all risks and uncertainties, which could cause actual results to differ materially from those presented in certain forward-looking statements are as follows:
•	Conditions in the credit and financial markets, availability of financing, interest rates, and other factors, all of which are beyond the Company’s control, affect the real estate market and the value of the Company’s assets, which consequently affects the value of your investment in the Company and will also affect the Company’s ability to complete a listing or other liquidity event;

•	The Company has a total of approximately $44.0 million of fixed rate debt maturing on or before September 30, 2010, of which approximately $9.0 million is maturing during the year ending December 31, 2009. If the Company is able to refinance its existing debt as it matures, it is likely to be at rates and terms that are less favorable than the Company’s existing debt, which is likely to adversely affect the Company’s results of operations and the distribution rate the Company is able to pay to its investors. Additionally, if the Company is required to sell any of its properties to meet its liquidity requirements, it will result in lower rental revenue and it may be at a sale price less than the acquisition price for the property, each of which would adversely impact the Company’s results of operations and the distribution rate it is able to pay to stockholders;

•	The Company extended the maturity dates of four mortgage loans totaling approximately $6.5 million to November 11, 2029. In accordance with the hyper-amortization provisions of such loan extensions, these loans will require the Company to apply 100% of the rents received from the properties securing the debt to pay interest due on the loans, reserves, if any, and principal reductions until such balance is paid in full through the extended maturity dates, all of which will adversely affect the Company’s results of operations and the distribution rates the Company is able to pay to stockholders;

•	The Company’s cash flows from operations depend significantly on market rents and the ability of its tenants to make rental payments. A general economic downturn, such as the one currently occurring, could adversely influence the Company’s lease renewals and market rent rates that would in turn negatively impact the Company’s operating cash flows and ability to make distributions to its stockholders;

•	The Company’s funds generated from future operations may not be sufficient to cover desired levels of distributions to the Company’s stockholders, and the Company’s distributions may change from the levels the Company has historically paid;

•	The Company determines at the beginning of each fiscal year the maximum amount of Shares that it may redeem during that year. The Company may use up to 1% of its annual cash flow to meet these redemption needs, including cash proceeds generated from new offerings, operating cash flow not intended for dividends, borrowings, and capital transactions such as asset sales or refinancings;

•	The Company determined not to make any redemptions of Shares during the fiscal years ended December 31, 2008 and 2009 and it does not anticipate making any redemptions during the fiscal year ending December 31, 2010;

•	A reduction in the values of the Company’s existing properties could cause a reduction in the Company’s estimated net asset value calculation;

•	The Company depends on tenants for its revenue, and accordingly, lease expirations, terminations or defaults could adversely affect the income produced by the Company’s properties, which may harm the Company’s operating performance;

•	The impact of competition could hinder the Company’s efforts to renew existing leases or re-let space on terms similar to existing leases;

•	The Company may expend significant capital in its efforts to re-let space following lease expirations or terminations, which may adversely affect the Company’s operating results;

•	Changes in the economies and other conditions of the single tenant net-lease retail properties market in general and of the specific geographic markets in which its properties are located;

•	As the Company’s stock is currently not listed on a national exchange, there is no established public trading market for the Company’s stock. Consequently, there is the risk that you may not be able to sell the Company’s stock at a time or price acceptable to you;

•	Failure to qualify as a real estate investment trust or REIT would reduce the Company’s net income and cash available for distributions. Even if the Company qualifies as a REIT, the Company may incur certain tax liabilities that would reduce the Company’s cash flow and impair the Company’s ability to make distributions or to meet the annual distribution requirement for REITs;

•	Provisions of the Company’s organizational documents, including a limitation on the number of shares a person may own, and provisions of Maryland law may discourage third parties from pursuing a change of control transaction that could involve a premium price for the Company’s common stock or otherwise benefit the Company’s stockholders; and

•	Potential environmental liabilities relating to the Company’s properties.
ITEM 9. EXHIBITS.
(a)(1)	Letter to the Company’s stockholders dated December 1, 2009.*

(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A dated April 7, 2009 filed by Cole Credit Property Trust, Inc. with the SEC on April 8, 2009**

(e)(2)	Excerpts from the Quarterly Report on Form 10-Q filed by Cole Credit Property Trust, Inc. with the SEC on November 12, 2009**

(g)	Not applicable.

*	This letter will be mailed to the Company’s stockholders along with a copy of this Solicitation/Recommendation Statement on Schedule 14D-9.

**	Incorporated by reference as provided in Items 3 and 8 hereto.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 1, 2009

COLE CREDIT PROPERTY TRUST INC.

By:	/s/ D. Kirk McAllaster, Jr.

D. Kirk McAllaster, Jr.
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX
(a)(1)	Letter to the Company’s stockholders dated December 1, 2009.*

(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A dated April 7, 2009 filed by Cole Credit Property Trust, Inc. with the SEC on April 8, 2009**

(e)(2)	Excerpts from the Quarterly Report on Form 10-Q filed by Cole Credit Property Trust, Inc. with the SEC on November 12, 2009**

(g)	Not applicable.

*	This letter will be mailed to the Company’s stockholders along with a copy of this Solicitation/Recommendation Statement on Schedule 14D-9.

**	Incorporated by reference as provided in Items 3 and 8 hereto.